Filed by IMC Global Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: IMC Global Inc.

Commission File Number for Registration Statement: 333-114300

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials.  Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, of IMC filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a Registration Statement on Form S-4 with the SEC, containing a preliminary proxy statement/prospectus and other relevant documents regarding the proposed transaction.  The Mosaic Company has also filed a definitive proxy statement/prospectus with the SEC.  Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email:  dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention:  Lori Johnson, or by telephone at (952) 742-6194, email:  lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004 and declared effective on September 17, 2004.

***

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

The Mosaic Company:
The Global Leader in Nourishing Crops

Presentation For

Institutional Shareholders Services

September  2004

Privileged & Confidential	[LOGO]

Important Notice

This presentation contains or incorporates by reference forward-looking statements that are subject to risks and uncertainties.  Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations and include, without limitation, statements concerning the future financial condition, results of operations, plans, objectives, performance and businesses of each of IMC, the Cargill Fertilizer Businesses and Mosaic. Cargill and IMC have attempted to identify forward-looking statements with words such as “may,” “should,” “plan,” “predict,” “potential,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance. These forward-looking statements are based on expectations, estimates and projections regarding future events.

Agenda

•                  Introducing Mosaic

•                  Business Overview

•                  Synergy & Integration

•                  Governance & Financial Policies

•                  Financial Section

•                  Appendix : Management Biographies

Introducing Mosaic

Mosaic Vision

Mosaic will be the global leader in nourishing crops, delivering distinctive value to world agriculture and to all we touch

Mosaic Value Proposition

[GRAPHIC]	[GRAPHIC]

Financially Strong	Low Cost

[GRAPHIC]	[GRAPHIC]

Diversified	Industry Leader

Positioned to earn superior returns during the cyclical swings in global crop nutrient markets

Mosaic Measures of Success

[GRAPHIC]

Engaged employees

Enthusiastic customers

Enriched communities

Superior value for our investors

Key Transaction Terms

Transaction	• Formation of new NYSE-listed, public company named The Mosaic Company (“Mosaic”)
• Merger of IMC Global (“IMC”) with Mosaic subsidiary
• Contribution of equity interests of Cargill Crop Nutrition by Cargill and related entities to Mosaic
IMC Share Exchange	• IMC shareholders to receive:
• 1 Mosaic Common share per IMC Common share; 1 Mosaic Preferred share per IMC Preferred share
Ownership Split	• Cargill: 66.5% / IMC shareholders: 33.5%
Name and Headquarters	• The Mosaic Company, Minneapolis, MN
Management	• CEO & President: Fritz Corrigan
Board Composition	• 11 directors total – 6 independent
• 7 appointed by Cargill / 4 appointed by IMC during standstill period
Tax Treatment	• Tax-free under Section 351 of the IRS Code
Targeted Closing Date	• October 2004, subject to IMC shareholder approval and other customary closing conditions
Other	• Lock-up – Cargill has agreed not to dispose of Mosaic shares for three years
• Standstill – Cargill has agreed not to acquire publicly traded Mosaic shares for four years
• Cargill receives approximately 5.5 mm Mosaic Class B shares convertible at the same time and at the same ratio as Mosaic Preferred shares to maintain equity ownership
• IMC to buy out outstanding PLP public units with IMC stock before closing
• $30 million reciprocal break-up fee

Senior Management

Mosaic Senior Leadership Team

Fredric W. Corrigan CEO and President

Richard L. Mack Senior Vice President and General Counsel			Lawrence W. Stranghoerner Chief Financial Officer

Stephen P. Malia Senior Vice President Human Resources	Norman B. Beug Vice President Potash Operations	James T. Thompson Executive Vice President, Commercial	Steven L. Pinney Senior Vice President Phosphate Operations	Linda Thrasher Vice President Public Affairs

Mosaic is the Leading Global Fertilizer Company

• Leading Phosphate Business	• Low-cost phosphate producer with a strong global focus
• 25.0 million metric tons rock capacity
• 12.6 million metric tons of processed phosphate capacity
• 11.3 million metric tons sold
• Exclusive export marketing rights in Australia (WMC)
• Leading Potash Business	• Low-cost potash producer with strong global market position
• 8.3 million metric tons sold
• Excess capacity available for growth (capacity: 10.1 million metric tons)
• International Production Presence in Attractive Markets	• 20% owner of Fosfertil in Brazil, the largest Brazilian domestic producer of nitrogen and phosphate fertilizers • 35% equity stake in 600,000 metric ton DAP/NPK granulation plant in Haikou, China
• Global Distribution Footprint	• Approximately three dozen distribution facilities in attractive markets
• United States, Canada, Brazil, China, Argentina, Chile, India, Thailand
• Provides product tailoring, logistics and other value-added services to customers

• Strong North American Nitrogen Position	• 50% owner of one of North America’s most efficient nitrogen operations — Saskferco Products, Inc. with 1.2 million metric tons of capacity
• Low Cost Production Position	• Improving on current low cost base with greater scale • Continuous improvement programs
• Experienced Management and Employees	• Focus on operational excellence and best practices in a global context • Approximately 8,000 employees in 16 countries on Day 1
• Environmental Stewardship and Corporate Citizenship	• Successful permitting and land reclamation track record • Active in local communities

Combination Creates Leading Industry Player …

2003 Sales ($ Billions)

[CHART]

… With a Balanced Product Offering to Customers

Year Ended 5/31/04	Year Ended 6/30/04
Cargill	IMC
[CHART]	[CHART]
$2.4 billion	$ 2.3 billion

Mosaic Pro Forma
[CHART]
$ 4.5 billion

Business Overview

Mosaic – The Phosphate Leader

World’s Largest Phosphate Producer

[CHART]

World Leader in Feed Ingredients

[CHART]

•                  Global market share of 14.4% (P2O5 basis)

•                  Annual mining production of 22.5 million metric tons per year

•                  Dry concentrate production including Feed of 11.3 million metric tons per year

•                  Goal is to be the low-cost producer in industry

•                  LTM 5/31/04 combined sales of $2,213 million

Figures based on 2003 tons.

Mosaic Phosphate Business

[GRAPHIC]

Major Export Customers

Australia

Brazil

Pakistan

China

Argentina

India

Phosphate – Major Source of Cost Synergy

Six mines and seven processing plants in Central Florida and Louisiana

[GRAPHIC]

Cost Synergy Sources

•                  Optimization of combined mining and plant operations

•                  Elimination of duplicative functions and overhead

•                  More efficient procurement, transportation and logistics

•                  Shared best practices

Note:  Faustina includes processing plant and an anhydrous ammonia plant.

(*)           Idled.

(**)         Proposed Mine.

Mosaic – The Potash Leader

World’s Largest Potash Producer

[CHART]

•                  World’s largest Potash producer with 8.3 million metric tons sold LTM 5/31/04.

•                  Scale and cost management skills enable Mosaic to maintain a low-cost position in industry.

•                  LTM 5/31/04 Sales $948.5 million.

Mosaic Potash Division

[GRAPHIC]

Major Export Customers

Brazil

China

Japan

Korea

Source:  British Sulphur Consultants, IMC.

Mosaic Potash Capacities

Mine	Capacity (000 mt product)
Colonsay	1,814
Esterhazy*	3,810
Belle Plaine	2,758
Hersey	145
Carlsbad	1,588
Total	10,115
Production	9,198
Operating Rate	91%

* Includes 950 thousand metric tons supplied to PCS under long term contracts.

Mosaic Potash Low-Cost Producer

Canadian potash producers are all among low cost producers

[CHART]

Source: British Sulphur

Distribution – Value Added Services

Geographically diverse value added services in key growth markets

North America	• Assets in place today	South America
• Access to local Cargill knowledge and insights
[GRAPHIC]	• More IMC Global tonnage through these facilities	[GRAPHIC]
• Customer convenience
• Mosaic differentiation

Asia

[GRAPHIC]

Significant Presence in Brazil

Brazilian fertilizer use jumped more than 19% in 2003 and has doubled since the mid-1990s.

[CHART]

Distributes 2.4 mmt of fertilizer or 10.5% of the 22.8 mmt Brazilian market Second largest producer and distributor of blended fertilizers in Brazil

Two production plants, six large bulk-blending facilities and one deep water import terminal in Paranagua

20% stake in Fosfertil, the largest domestic producer of nitrogen and phosphate fertilizers

Partner with Bunge – the largest fertilizer producer and distributor in Brazil

[GRAPHIC]

Significant Presence in China

Yunnan JV DAP Granulation Plant

Mosaic has a 35% equity stake

Cargill Crop Nutrition provided technological support and brand

JV partners include Yunnan Three Circles (35%), China International Fertilizer Trading Corporation (25%) and Yantai AMPC (5%)

Start-up in August 2002 with full commercial production in February 2003

DAP capacity of 600,000 mt per year with acid supplied by Yunnan Three Circles from an adjacent facility

Acid price is tied to the price of DAP

LTM AT earnings of $10 million

[GRAPHIC]

Saskferco – Strong NA Nitrogen Position

JV with Investment Saskatchewan, Inc. (49%) and Citibank Canada (1%)

Owner and operator of 1.2 million metric tonne nitrogen fertilizer plant located in Belle Plaine, Sask., adjacent to the Mosaic potash solution mine

One of largest producers of granular urea in North America and recently diversified into UAN solution and feed-grade urea

Extremely energy efficient facility

Most of the product now is marketed Western Canada and northern tier states

Synergy & Integration

Integration Principles

•                                 Strong focus on customers, operational performance, and shareholder value at all times

•                                 Personnel and organizational decisions made objectively and fairly

•                                 Use a structured and well planned process for the integration

•                                 Use a team approach to integrate the businesses

•                                 Operate the two companies independently until the closing date

Cost Synergies are the Key Value Drivers

$145 Million Annual Pre-Tax Run-Rate Cost Synergies

•                                 Estimated cost synergies equal 3.5% of LTM sales.

•                                 Main sources of cost synergies:

•                  Duplicative selling, general & administrative expense

•                  Optimization of phosphate mining and processing operations

•                  Raw materials purchasing and supply chain management

•                  Freight and logistics

•                  Marketing and best practices implementation

•                                 Integration plan will emphasize phosphate mine/chemical plant optimization and best practices.

Governance & Financial Policies

Board of Directors

7 Cargill Nominees	4 IMC Nominees

Robert L. Lumpkins
Chairman

Fredric W. Corrigan
President & CEO

Guillaume Bastiaens

James T. Prokopanko	Douglas A. Pertz

William T. Monahan	Raymond F. Bentele	6 Independent Directors

Steven M. Siebert	Harold H. MacKay

TBN	David B. Mathis

Mosaic Board Committees

Executive

Audit

Governance

Compensation

EHS

Each committee will consist of five directors and have a majority of independent directors.

Each committee will be structured in compliance with SEC and NYSE independence guidelines for controlled companies. The Audit Committee will be comprised entirely of independent directors.

Mosaic Corporate Governance

I.              Independent Majority of Board

II.            Independent Committees With Right to Retain Independent Advisors

III.           Investor Rights Agreement

•                                          Cargill 4 year standstill on purchase of Common Stock

•                                          Cargill 3 year standstill on sale or transfer

•                                          Cargill during standstill to vote for Board’s slate of director nominees

•                                          Cargill not to amend certificate or bylaws during standstill period

•                                          Commercial transactions between Cargill and Mosaic require approval of IMC Directors

Mosaic Board of Directors Biographies

•                                          Robert L. Lumpkins (Chairman) has served as Chief Financial Officer of Cargill since 1989 and as Vice Chairman of Cargill since 1995. Mr. Lumpkins joined Cargill in 1968.From 1968 until 1989, Mr. Lumpkins held various financial and line management positions. Mr. Lumpkins serves as a member of the board of directors of Cargill, Ecolab, Inc. and WhereNet. He also serves on the non-profit boards of Howard University and TechnoServe, Inc., and on the Notre Dame Science Advisory Council and the Stanford Business School Advisory Council. A native of Lawrenceburg, Tennessee, Mr. Lumpkins holds a B.S. degree in mathematics from the University of Notre Dame and a MBA from the Stanford Graduate School of Business.

•                                          Fredric W.Corrigan (Director) has served as Executive Vice President of Cargill since November1999, Chairman of the Board of Cargill Fertilizer, Inc. since September, 1994 and Chairman of the Cargill Corporate Business Excellence Committee since August, 2000. Mr. Corrigan also serves on Cargill’s Corporate Leadership Team and Corporate Public Affairs Committee, as well as the board of directors of several Cargill joint ventures. Mr. Corrigan joined Cargill in 1966. From 1966 until 1986, Mr. Corrigan held various positions within Cargill’s soybean processing and corn milling business and its flour milling division. Mr. Corrigan was named President of Cargill’s Fertilizer Division in 1986 and President of Cargill Worldwide Fertilizer in 1992. In 1996,he was named President of Cargill ‘s Agriculture-Biosciences Group. Mr. Corrigan has previously served on the board of directors of The Fertilizer Institute, the Potash & Phosphate Institute and the Florida Phosphate Council. Mr. Corrigan holds a B.S. degree in economics from Dartmouth College.

•                                          Guillaume Bastiaens (Director) has served as Vice Chairman of Cargill, Incorporated since February 1998. Mr. Bastiaensis a member of the Cargill Corporate Leadership Team, and has executive supervision of corporate research and development. Mr. Bastiaens was elected to Cargill’s Board of Directors in 1995,and serves as a member of the Executive Committee and the Finance Committee of the board and the Corporate Center. Mr. Bastiaens also serves on the Commitment, Quality, Financial Position and Credit Committees and chairs the Technology Committee at Cargill. Mr. Bastiaens joined Cargill in 1967 as refinery supervisor of the Processing Division in Amsterdam. Mr. Bastiaens has held various supervisory positions at Cargill facilities in Europe and was responsible as plant operations manager of the European Processing Group until transferring to Minneapolis in 1981 as Vice President in the company ‘s Processing Group, responsible for the operation and engineering of all domestic and international processing facilities. Mr. Bastiaens was elected Corporate Vice President of Cargill in 1986, responsible for providing overall direction of plant operations and technical development for Cargill. Mr. Bastiaens was named chief technology officer in 1991, president of the Industrial Sector (which included Cargill’s fertilizer businesses) in 1992 and president of the Food Sector in August 1994. Mr. Bastiaens was elected an Executive Vice President of Cargill in August 1995.Mr.Bastiaens holds a B.S. degree in chemical engineering and serves as a member of the board of directors of Donaldson Company, Inc.

•                                          Raymond F. Bentele (Director) is the retired President and Chief Executive Officer of Mallinckrodt Inc., having served in that capacity from 1982 to 1992. Mr. Bentele was Executive Vice President of Mallinckrodt Group Inc. (formerly known as IMCERA Group Inc.) from 1989 until his retirement. He is also a director of the AMCON Distributing Company and Leggett &Platt Inc. and was previously a director of IMC from 1990 to 1991. Mr. Bentele has served as a Director of IMC since June 1994, and his term expires in 2006. Mr. Bentele currently serves as Chair of IMC’s Executive Committee and as such serves as the IMC Board’s Lead Director. In addition, Mr. Bentele serves as Chair of IMC’s Audit Committee and also serves as a member of IMC’s Compensation Committee. Mr. Bentele holds a B.S. degree in business administration from Truman State University.

•                                          Harold H. MacKay (Director) is a Partner of the law firm MacPherson Leslie & Tyerman LLP (MacPherson) in Regina, Saskatchewan, Canada. Mr. MacKay served as the Clifford Clark policy advisor to the Department of Finance of Canada from June 2002 through June 2004. From January 1997 to February 2003, Mr. MacKay was Chair of MacPherson. Mr. MacKay was Chair of the Task Force on the Future of the Canadian Financial Services Sector in 1997 and 1998 and is Chair of the Saskatchewan Institute of Public Policy. Mr. MacKay previously served as a director of The Vigoro Corporation from November 1993 until March 1996. Mr. MacKay has served as a director of IMC since March 1996, and his term expires in 2006. Mr. MacKay currently serves as Chair of IMC’s Corporate Governance and Nominating Committee and also serves as a member of IMC s Executive Committee and the Environmental, Health and Safety Committee. Mr. MacKay holds a B.A. degree in economics and political science from the University of Saskatchewan, a Bachelor of Laws degree from Dalhousie University and an Honorary Doctor of Laws degree from the University of Regina.

•                                          David B. Mathis (Director) has served as the Chairman of the Board of Kemper Insurance Companies since November 2003. From February 1996 to November 2003, Mr. Mathis served as Chairman and Chief Executive Officer of Kemper. Mr. Mathis has been employed by Kemper since 1960 in management positions of successively increasing importance. He is currently a director of Kemper Insurance Companies. Mr. Mathis also serves on the board of trustees of Lake Forest College and is an advisory board member of the J.L. Kellogg Graduate School of Management of Northwestern University. He also serves on the board of directors of Thomas Group, Inc. Mr. Mathis has served as a director of IMC since February 1995, and his term expires in 2005. Mr. Mathis currently serves as Chair of IMC’s Compensation Committee and also serves as a member of IMC’s Executive Committee and the Corporate Governance and Nominating Committee. Mr. Mathis holds a B.A. degree in speech from Lake Forest College.

•                                          William T. Monahan (Director) is the retired Chairman of the Board, President and Chief Executive Officer of Imation Corp. Prior to his retirement in May of 2004, Mr. Monahan served as Chairman, President and CEO of Imation since it was formed in March 1996 in connection with its spin-off from 3M.From June 1993 to March 1996, Mr. Monahan served as Group Vice President responsible for the Electro and Communications Group of 3M,and from May 1992 to May 1993, he served as Senior Managing Director of 3M Italy. From September 1989 to May 1992, Mr. Monahan was Vice President of the Data Storage Products Division of 3M. Mr. Monahan is currently a director of Hutchinson Technology Inc. and Pentair Inc.

•                                          Douglas A. Pertz (Director) has served as Chairman and Chief Executive Officer of IMC since March 2002.From October 2000 to March 2002, Mr. Pertz served as Chairman, President and Chief Executive Officer of IMC, and from October 1999 to October 2000, Mr. Pertz served as President and Chief Executive Officer of IMC. Mr. Pertz served as President and Chief Operating Officer of IMC from October 1998 to October 1999.Prior to joining IMC, Mr. Pertz served from 1995 to 1998 as President and Chief Executive Officer and as a director of Culligan Water Technologies, Inc., a leading manufacturer and distributor of water purification and treatment products. Mr. Pertz is a director of Compass Minerals International, Inc. and Bowater Incorporated. Mr. Pertz has served as a director of IMC since October 1998. Mr.Pertz serves as a member of IMC’s Executive Committee. Mr. Pertz holds a B.S. degree in mechanical engineering from Purdue University.

•                                          James T. Prokopanko (Director) has served as Senior Vice President of Cargill and Platform Leader of Cargill’s Ag Producer Service Platform, a grouping of Cargill’s agriculture related businesses since 1999. Mr. Prokopanko also serves as Corporate Vice President of Cargill’s procurement function, member of the Cargill Information Technology Steering Committee, Human Resource Buyers Council and the North America Public Affairs Committee. Mr. Prokopanko joined Cargill in 1978 in Winnipeg, Manitoba. From 1978 to 1981he worked on various business expansions and acquisitions in the Financial Information Services group and from 1981 to 1983 lead the development of Cargill’s fertilizer retail business in Western Canada. From 1984 through 1989 Mr. Prokopanko was the Assistant Vice President -Regional Manager of Cargill’s retail crop input and country grain elevator network in Alberta and British Columbia. Mr. Prokopanko was Assistant Vice President –General Manager of Cargill’s Eastern Canada agriculture network of wholly owned stores, country elevators and joint ventures serving crop producers in Ontario and Quebec. In 1995 Mr. Prokopanko was named Vice President of Cargill’s North American crop inputs business. During his career at Cargill, Mr. Prokopanko has been engaged in retail agriculture businesses in Canada, United States, Brazil, Argentina and the United Kingdom. Mr. Prokopanko has served on the board of directors of the Canadian Fertilizer Institute and served as President of The Fertilizer Institute of Ontario. Mr. Prokopanko holds a B.S. degree in computer science from the University of Manitoba and an MBA from the University of Western Ontario in London, Ontario.

•                                 Steven M. Seibert (Director) has operated The Seibert Law Firm since January 2003 in Tallahassee, Florida and represents private and public sector clients in environmental and land use matters. Prior to starting a law practice in 1999, Mr. Seibert was appointed by Gov. Jeb Bush as Secretary of the Florida Department of Community Affairs (DCA) where Mr. Seibert had primary responsibilities for Florida’s emergency preparedness and disaster response, community revitalization programs, and Florida’s extensive growth management system. As Secretary of the DCA, Mr. Seibert served on the Governor’s Growth Management Study Commission, the state’s Acquisition and Restoration Council, the Florida Housing Finance Corporation, as Chairman of the Florida Communities Trust and as Chairperson of the Wediva River Task Force. Prior to his appointment to the DCA, from 1992 to 1999 Mr. Seibert served as an elected County Commissioner representing Pinellas County, Florida. Mr. Seibert holds a bachelor’s degree from The George Washington University and a Juris Doctor from the University of Florida.

Conclusion

•                                          Creates leading, publicly traded global crop nutrient company

•                                          Investors benefit from a stronger public company as global agriculture fundamentals improve

•                                          Significant run-rate synergies of $145 million annually

•                                          Strong combined financial profile with reduced leverage and enhanced flexibility

•                                          Stronger and broader global platform in phosphates, particularly in growing Brazilian and Chinese markets

•                                          More diversified product mix

•                                          Global distribution reach in attractive faster-growing markets

Appendix

Management Biographies

Mosaic Will Be Led by Most Experienced
Management Team in the Industry

•                                          Fredric (Fritz) W. Corrigan (Chief Executive Officer, President and Director) has served as Executive Vice President of Cargill since November 1999 and Chairman of the Board of Cargill Fertilizer, Inc. since September, 1994. Mr. Corrigan joined Cargill in 1966. From 1966 until 1986, Mr. Corrigan held various positions within Cargill’s soybean processing and corn milling business and its flour milling division. Mr. Corrigan was named President of Cargill’s Fertilizer Division in 1986 and President of Cargill Worldwide Fertilizer in 1992. Mr. Corrigan has previously served on the board of directors of The Fertilizer Institute, the Potash & Phosphate Institute and the Florida Phosphate Council. Mr. Corrigan holds a B.S. degree in economics from Dartmouth College.

•                                          Lawrence W. Stranghoener (Executive Vice President and Chief Financial Officer) has served as Executive Vice President and Chief Financial Officer of Thrivent Financial for Lutherans since January, 2002, where he has had responsibility over the organization’s investments, finance and related functions. Prior to joining Thrivent Financial for Lutherans, from 1978 through 1983, Mr. Stranghoener worked for Dain Bosworth (now Dain Rauscher) as an investment analyst and later as Vice President of the company. From 1983 through December of 1999, Mr. Stranghoener worked in various senior management positions with Honeywell, Inc. in the United States and Europe including Vice President and Chief Financial Officer. Mr. Stranghoener holds a bachelor’s degree in American Studies from St. Olaf College and an MBA, finance and accounting emphasis, from the J.L. Kellogg Graduate School of Management of Northwestern University, Evanston, Illinois.

•                                          James T. Thompson (Executive Vice President) has served as president of Cargill Steel since January 1996. Mr. Thompson joined Cargill in 1974 as a general trainee in Minneapolis, Minnesota before joining C. Tennant, Sons & Co. Mr. Thompson was named manager of Tennant’s Houston, Texas sales office in 1976 and in 1978 became manager of import trading in Minneapolis. Mr. Thompson was named assistant vice president of Tennant in 1981 and in 1986 was named vice president of Cargill Ferrous International, the name under which Tennant operations were reorganized that year. Later in 1986, Mr. Thompson was named division managing director for Cargill U.K. Limited. Mr. Thompson was appointed vice president of Universal Tubular Services for North Star Steel in Houston in 1988, vice president of sales and marketing for North Star Steel in 1989, and executive vice president of Cargill Steel in 1994. Mr. Thompson received a B.S. degree in business and agricultural economics from the University of Wisconsin at Madison in 1973.

•                                          Richard L. Mack (Senior Vice President and General Counsel) has served as a Senior Attorney in Cargill, Incorporated’s worldwide law department. Since joining Cargill in 1994, Mr. Mack’s responsibilities have included working with Cargill’s worldwide crop nutrition businesses and counseling several additional business units and shared service organizations within Cargill. Prior to joining Cargill, Mr. Mack served as counsel for administrative divisions at Northwest Corporation. Mr. Mack holds a B.S. degree in accounting from Minnesota State University – Moorhead (1990) and a Juris Doctor from Hamline University School of Law (1993).

•                                          Stephen P. Malia (Senior Vice President – Human Resources) is Senior Vice President of Human Resources for IMC. Mr. Malia joined the Company in his current position in January 2000. He previously spent 23 years at Owens Corning of Toledo, Ohio in a series of increasingly more responsible human resources positions at both the corporate and business unit levels. He most recently was Vice President, Human Resources for Owens Corning’s Exterior Systems business which had revenues of $1.3 billion and more than 5,000 employees. Mr. Malia holds a B.S. degree in industrial and labor relations from Cornell University.

•                                          Stephen L. Pinney (Senior Vice President – Phosphate Operations) has served as a Senior Vice President of Cargill, Incorporated and Business Unit Leader of Cargill’s Phosphate Production Business Unit since 1999. Mr. Pinney joined Cargill in 1976 and assumed various production management and plant engineering responsibilities in Cargill’s Oilseeds Processing facilities. Since Cargill’s entry into the fertilizer industry in 1986, Mr. Pinney has held a variety of management positions in Cargill’s fertilizer businesses. In 1998, Mr. Pinney was named Vice President of Operations for all of Cargill’s mining and manufacturing operations in Florida. As Business Unit Leader for Phosphate Production, Mr. Pinney has also been responsible for Cargill’s fertilizer operational activities in Brazil and China. Mr. Pinney holds a B.S. degree in chemical engineering from the University of Minnesota Institute of Technology.

•                                          Norman B. Beug (Vice President – Potash Operations) has served as the Vice President and General Manager of IMC Global’s Potash Business Unit (PBU) since February 2003 and has been in the potash industry since 1977. Mr. Beug is the past president of The Saskatchewan Mining Association (SMA) and is currently a member of SMA’s Executive Committee. Mr. Beug also is a past Chairman of the Canadian Fertilizer Institute (CFI) and currently serves as a director of the CFI. Mr. Beug is also a director of the Saskatchewan Potash Producers Association (SPPA). Mr. Beug earned his B.S. degree in mechanical engineering from the University of Saskatchewan in 1974.

•                                          Linda Thrasher (Vice President – Public Affairs) serves as the Director of Public Policy for Cargill, Incorporated’s Washington, D.C. office. Since joining Cargill in 1994, Ms. Thrasher has handled extensive legislative and regulatory issues for Cargill’s fertilizer, salt and steel businesses and has spent significant time working on environmental and trade issues.  Ms. Thrasher graduated from the College of St. Catherine (St. Paul, Minnesota) in 1988 with a B.A. degree in English and political science. In 1991, Ms. Thrasher received a Juris Doctor from William Mitchell College of Law.